Exhibit (d)(19)

PRUCO LIFE INSURANCE COMPANY, PHOENIX, ARIZONA

BENEFICIARY ROTH

INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

This Endorsement is made a part of your Annuity. If the terms of this Endorsement conflict with the Annuity (including any schedules, endorsements, riders or amendments that are made a part of your Annuity), the provisions of this Endorsement shall control. Except to the extent modified by this Endorsement, the provisions of your Annuity remain in effect. Capitalized terms used in this Endorsement that are not otherwise defined in this Endorsement are defined in your Annuity.

You are establishing with Pruco Life Insurance Company (“Issuer”) a beneficiary Roth individual retirement annuity (“Beneficiary Roth IRA”) under Section 408A of the Internal Revenue Code of 1986, as amended (the “Code”).

This Endorsement contains numerous references to various sections of the Code and Income Tax Regulations. Such references are subject to change and this Endorsement will follow the most current guidelines. Capitalized terms are as defined in the Annuity or this Endorsement. Any reference to specific limits, definitions, or tables under the Code or Income Tax Regulations shall include any applicable successor or replacement limit, definition, or table.

We may amend your Annuity or this Endorsement to comply with applicable tax requirements. Your consent to any such changes will be sought only if required by the state in which the Annuity was issued. Should you not consent to such changes, you may not continue the Annuity as a Beneficiary Roth IRA. This Endorsement supersedes any previous Roth individual retirement annuity Endorsement that may have been provided with your Annuity, including another Beneficiary Roth IRA Endorsement. Your Annuity and this Endorsement do not constitute a plan document.

Should you exercise the Right to Cancel provision of your Annuity within seven (7) days after you receive your Annuity, you will receive a refund. The refund will be equal to the greater of: (1) a full refund of the Purchase Payment and (2) the current Account Value of the Annuity. After seven (7) days, the terms of your right to cancel will revert back to the terms of the Right to Cancel provision of your Annuity. Please refer to the Right to Cancel provision of your Annuity for additional information.

Rights and Designations

The following designations are subject to our rules and to various regulatory or statutory requirements depending on the use of the Annuity. Certain designations are required, as indicated below.

Beneficial Owner: A beneficiary of benefits under an Eligible Retirement Plan upon the death of the Decedent. In this Endorsement, the Beneficial Owner is also referred to as “you” or “your.” The Beneficial Owner’s name follows the phrase “for the benefit of (FBO)” next to the Owner/Participant designation in the Annuity Schedule. We will accept only one Beneficial Owner under this Annuity. We reserve the right to restrict the situations in which we accept Beneficial Owners, based on our rules and applicable federal tax laws. We accept only one Beneficial Owner under this Beneficiary Roth IRA.

You may exercise the rights, options and privileges granted in this Endorsement, or permitted by us, once this Endorsement is issued. This Endorsement and the Annuity to which it is attached are maintained for the exclusive benefit of you and any Successor. You may not sell, assign, discount or pledge this Annuity for a loan, as security for performance of an obligation or for any other purpose to any person. The requirements of this paragraph shall not be deemed to preclude a transfer to a spouse or former spouse under a divorce or separation instrument to the extent permitted under applicable law.

Decedent: The individual who dies with benefits under an Eligible Retirement Plan with respect to which you are entitled to death benefit proceeds. The Decedent is the person whose name precedes the phrase “for the benefit of (FBO)” next to the Owner/Participant designation in the Annuity Schedule.

Eligible Retirement Plan: A retirement plan as defined in Section 402(c)(8)(B) of the Code.

P-END-ROTHBEN(10/21)	1

Key Life: The Key Life is the designated beneficiary with respect to the Decedent’s Eligible Retirement Plan whose life expectancy is used to determine payments under this Endorsement in accordance with the federal income tax laws regarding required distributions (“Required Distributions”). The Key Life may not be changed. You may not name a contingent Key Life.

If the Beneficial Owner is an individual, the Key Life must be the Beneficial Owner (unless the death proceeds establishing this Annuity are transferred from another Eligible Retirement Plan that is already distributing death proceeds based on the life expectancy, in which case the Key Life must be the same individual on whose life Required Distributions were based under the prior Eligible Retirement Plan). If the Beneficial Owner is a trust, the Key Life must be the individual, if any, whose status or life expectancy determines the applicable period for Required Distributions under the Code and Income Tax Regulations.

Successor: You may name one or more primary Successor(s) and contingent Successor(s). Unless you indicated that a prior choice was irrevocable, you may request to change Successor designations by sending a request in Good Order. Such changes will be subject to our acceptance. If you make such a designation, upon Due Proof of Death of the Key Life, proceeds are payable in equal shares to the survivors in the primary Successor class, unless you request otherwise in Good Order.

Unless otherwise required by law, if the primary Successor(s) predeceases the Key Life, the Death Benefit proceeds will become payable to the survivors in the contingent Successor class in equal shares, unless you request otherwise in Good Order.

If the Successor(s) dies after the death of the Key Life, the Death Benefit proceeds will be payable to the Successor’s(s’) estate(s) upon our receipt of Due Proof of Death of the Successor. If no Successor is alive when the Death Benefit proceeds are determined or there is no Successor designation, the proceeds will vest in your estate (or, if the Beneficial Owner is a trust, then the proceeds will vest to the trust).

If an estate is the Beneficial Owner, there is no Death Benefit payable under this Annuity and no Successors may be named.

The term “Successor” may be substituted by the term “Beneficiary” or “Contingent Beneficiary” in certain administrative forms and confirmation statements.

Upon our receipt in Good Order of Due Proof of Death of the Key Life ownership rights to your Annuity are terminated, and the Successor(s) is entitled to the Death Benefit payable under this Annuity.

A Successor may elect to enter into a beneficiary settlement agreement we may offer; however, any remaining payments must continue to be made in accordance with the Required Distribution rules under the Code and Income Tax Regulations. We reserve the right to issue one or more additional beneficiary settlement agreements we make available to the Successor(s) in order to facilitate the transfer of ownership rights. If we issue one or more beneficiary settlement agreements to the Successor(s), the Death Benefit, as described below in the section entitled “Required Distributions”, will be transferred to each new beneficiary settlement agreement in proportion to the Successor’s ownership interest. Alternatively, the Death Benefit may be paid in a lump sum.

CODE AND OTHER RESTRICTIONS

1.	Beneficial Owner Requirements. You are only eligible to establish a Beneficiary Roth IRA hereunder if each of the following requirements is satisfied:

a.	You are the sole beneficiary of the Decedent or you are one of multiple beneficiaries of the Decedent and separate accounts have been timely established in accordance with Section 1.401(a)(9)-8 Q&As 2 and 3 of the Income Tax Regulations for purposes of calculating minimum Required Distributions under Section 401(a)(9) of the Code on the basis of each separate account and each beneficiary thereof;

P-END-ROTHBEN(10/21)	2

b.	The Decedent’s death occurred prior to the Decedent’s annuitization under the Eligible Retirement Plan or prior to the Decedent otherwise commencing payment under the Eligible Retirement Plan in the form of an annuity;

c.	You have not annuitized your death benefit under the Eligible Retirement Plan or otherwise commenced payment of the death benefits under the Eligible Retirement Plan in the form of an annuity; and

d.	Either (i) or (ii) below applies:

i.	You have either timely elected to receive payments over the life expectancy of the Key Life or some shorter period in accordance with Section 401(a)(9)(B)(iii) or (iv) of the Code, as applicable, and corresponding Income Tax Regulations, or you are establishing this Beneficiary Roth IRA before the dates specified therein, or

ii.	Your entire interest is subject to either a 10-year or a 5-year distribution period under Section 401(a)(9)(B)(ii) of the Code and you are establishing this Beneficiary Roth IRA when there are at least 2 years left in the applicable distribution period.

2.	Prohibition of Loans. Loans are not available. Any loan provision of your Annuity of which this Endorsement is made a part is hereby deleted.

3.	Fixed Premiums. This Beneficiary Roth IRA does not require fixed premiums.

4.	Annuitization. Because you have established this Annuity as a Beneficiary Roth IRA, you are not permitted to annuitize as described in your Annuity. Therefore, pursuant to this Endorsement, all references to and provisions related to annuitization in your Annuity are hereby deleted.

TRANSFER TO YOUR BENEFICIARY ROTH IRA

1.	General Rule. This Beneficiary Roth IRA shall be funded solely with amounts attributable to the Decedent’s interest under an Eligible Retirement Plan with respect to which you are the beneficiary. The Allocation Rules provision of the Annuity to which this Endorsement attaches are applicable to you as the Beneficial Owner of this Beneficiary Roth IRA.

2.	Beneficiary Roth IRA Title. The Beneficiary Roth IRA shall be titled in the name of the Decedent for the benefit of you or in such other manner permitted under applicable law.

3.	Transfer from Roth IRA. If you are a beneficiary of an Eligible Retirement Plan specified in Section 402(c)(8)(B) of the Code that is a Roth individual retirement account or Roth individual retirement annuity, the Beneficiary Roth IRA may be funded solely by a direct nontaxable transfer in accordance with applicable law of the Decedent’s benefit or the proceeds thereof under the specified Eligible Retirement Plan to which you are entitled as the Decedent’s beneficiary thereunder. However, if you are the Decedent’s spouse, you may fund the Beneficiary Roth IRA by means of a qualified rollover contribution (within the meaning of Section 408A(e) of the Code) in accordance with Section 408A(c)(6) of the Code of such benefits or proceeds.

4.	Transfer from Employer Retirement Plans. If you are a beneficiary under an Eligible Retirement Plan, specified in Section 402(c)(8)(B) of the Code that is an employees’ trust described in Section 401(a) of the Code which is exempt from tax under Section 501(a) of the Code, an annuity plan described in Section 403(a) of the Code, an annuity contract described in Section 403(b) of the Code, or an eligible deferred compensation plan described in Section 457(b) of the Code which is maintained by an eligible employer described in Section 457(e)(1)(A) of the Code and you are an individual who is not the Decedent’s spouse, but you are a designated beneficiary, or you are a trust under which payments determined with respect to the life expectancy of the Key Life are made under this Endorsement in accordance with the federal

P-END-ROTHBEN(10/21)	3

tax laws regarding Required Distributions, you may fund the Beneficiary Roth IRA solely by a direct nontaxable transfer that also satisfies the requirements for a qualified rollover contribution (within the meaning of Section 408A(e) of the Code) of a Decedent’s benefit or the proceeds thereof under the specified Eligible Retirement Plan to which you are entitled thereunder in accordance with Sections 402(c)(11) and 408A(d)(3) of the Code and for tax years beginning prior to January 1, 2010, Section 408A(c)(3)(B) of the Code. Notwithstanding the foregoing, to the extent permitted under the law, a qualified rollover contribution from an Eligible Retirement Plan’s designated Roth account (within the meaning of Section 402A of the Code) is not subject to Section 408A(d)(3) of the Code or Section 408A(c)(3)(B) of the Code.

If you are the Decedent’s spouse, you may fund the Beneficiary Roth IRA by means of a qualified rollover contribution (within the meaning of Section 408A(e) of the Code) to the Beneficiary Roth IRA in accordance with Sections 402(c)(9) and 408A(d)(3) of the Code and to the extent required by law, for tax years beginning prior to January 1, 2010, Section 408A(c)(3)(B) of the Code, of such benefits or proceeds, to the extent permitted under applicable law.

5.	Sole Transfer or Rollover Contribution. Only one transfer or rollover contribution as set forth in this Transfer to your Beneficiary Roth IRA section may be made to this Beneficiary Roth IRA. No additional transfers or contributions may be made to this Beneficiary Roth IRA after the initial such transfer or rollover contribution. We are not responsible for determining whether any transfer or contribution made to the Beneficiary Roth IRA is permissible or satisfies all applicable legal requirements. No other type of transfer or contribution is permitted to be made to this Beneficiary Roth IRA, including, without limitation, contributions described in Section 408A(c) of the Code. This Beneficiary Roth IRA may not be used by a Decedent’s spouse to establish a Roth individual retirement annuity in his or her own name upon the death of the Decedent.

REQUIRED DISTRIBUTIONS

1.	General Rule for Required Distributions. Required Distributions shall be made to you (or to your Successor after your death) in accordance with the requirements of Code Sections 408(b)(3) and 401(a)(9), as modified by Code Section 408A(c)(5), and the corresponding Income Tax Regulations (the provisions of which are incorporated herein by reference) and additional IRS guidance. The terms of this Beneficiary Roth IRA, including this Endorsement, shall be interpreted in accordance with these requirements. You (and upon your death, your Successor) are solely responsible for requesting any Required Distribution required under this “Required Distributions” section.

2.	No Aggregate Required Distributions. Required Distributions must be calculated separately for each Beneficiary Roth IRA of which you are the Beneficial Owner. You may not satisfy Required Distributions for this Beneficiary Roth IRA by taking distributions from any other Beneficiary Roth IRA.

3.	Required Distribution Payment Options. We calculate the Required Distribution amount based solely on the value of your Annuity. The amount we calculate will not be based on any other Eligible Retirement Plan that you may have.

You may elect a specific payment date and payment frequency we make available which may include annual, semi-annual, quarterly, and monthly payment options. Required Distributions must be made in intervals of no longer than one year. If you do not elect a specific payment date, or if you elect a specified date that is either beyond the date of your first or next Required Distribution, we will process payments in compliance with applicable law. Unless you provide us with alternate instructions, each Required Distribution will be taken from your Account Value per your instructions. Your selection may be subject to any investment and/or withdrawal limitations applicable to any benefit or program in which you participate under the Annuity. If the amount of the Required Distribution reduces your Account Value below the Minimum Surrender Value After a Partial Withdrawal, we may treat the Required Distribution as a full surrender of the Annuity.

P-END-ROTHBEN(10/21)	4

4.	Impact of Contingent Deferred Sales Charge. No Contingent Deferred Sales Charge is assessed against amounts withdrawn as part of a program designed to distribute Required Distributions over your life expectancy (or, other applicable measuring life), but only to the extent of the Required Distribution at the time it is taken, and provided we have calculated the Required Distribution amount. The Contingent Deferred Sales Charge may apply to additional amounts withdrawn. Any amounts withdrawn are considered to come first from the amounts available as a free withdrawal and then from other Surrender Value.

5.	Required Distributions – Designated Beneficiary. If the Key Life is a designated beneficiary, the entire interest in the Beneficiary Roth IRA will be distributed to you at least as rapidly as follows:

a.	In General – Subject to the exception in the following paragraph 5(b) for an eligible designated beneficiary, the entire interest will be distributed (in accordance with applicable federal tax law) by the end of the calendar year containing the tenth anniversary of the Decedent’s death.

b.	Exception for Eligible Designated Beneficiary – If the Key Life is an eligible designated beneficiary, the entire interest will be distributed (in accordance with applicable federal tax law) –

i.	over the life of such eligible designated beneficiary, or over a period not extending beyond the life expectancy of such eligible designated beneficiary, starting no later than the end of the calendar year following the calendar year of the Decedent’s death (or, if later, the end of the calendar year in which the Decedent would have attained age 72 (age 70½, if the Decedent was born on or before June 30, 1949), and the eligible designated beneficiary is the Decedent’s surviving spouse), or

ii.	by the end of the calendar year containing the tenth anniversary of the Decedent’s death.

c.	Rules Upon Death of Eligible Designated Beneficiary –

i.	If the Key Life is an eligible designated beneficiary and dies before the entire interest to which paragraph 5(b) applies is entirely distributed, the exception under paragraph 5(b)(i) shall not apply to any beneficiary of such eligible designated beneficiary and the remainder of such interest shall be distributed within 10 years after the death of such eligible designated beneficiary.

ii.	If the Key Life is the surviving spouse of the Decedent and the Key Life dies before Required Distributions to such spouse under paragraph 5(b)(i) begin, this paragraph 5 shall be applied as if the surviving spouse were the Decedent. For this purpose, Required Distributions are considered to commence on the date distributions are required to begin to you as the Decedent’s surviving spouse under paragraph 5(b)(i) above.

d.	Application – Except as otherwise provided under applicable federal tax law –

i.	This paragraph 5 shall apply to distributions with respect to a Decedent who died after December 31, 2019, and

ii.	If the Decedent died before January 1, 2020:

A.	Distributions that were being made after the Decedent’s death in accordance with the requirements of Code Section 401(a)(9) and the Income Tax Regulations may continue to be made until the death of the Key Life, and

B.	If the Key Life dies on or after January 1, 2020, the entire remaining interest in this Beneficiary Roth IRA shall be distributed by the end of the calendar year containing the tenth anniversary of such Key Life’s death.

P-END-ROTHBEN(10/21)	5

e.	Required Distribution Calculation – The amount to be distributed each year under paragraph 5(b)(i) is the quotient obtained by dividing the value of the Beneficiary Roth IRA as of the end of the preceding year by the remaining life expectancy specified in such paragraph. Life expectancy is determined using the Single Life Table in Q&A-1 of Section 1.401(a)(9)-9 of the Income Tax Regulations. If Required Distributions are being made to the surviving spouse of the Decedent and as the sole beneficiary, such spouse’s remaining life expectancy for a calendar year is the number in the Single Life Table corresponding to such spouse’s age in the applicable calendar year. In all other cases, the remaining life expectancy for a year is the number in the Single Life Table corresponding to the Key Life’s age in the calendar year specified in paragraph 5(b)(i) and reduced by 1 for each subsequent year.

f.	Interest Defined – The “interest” in the Annuity includes the amount of any outstanding rollover, transfer and recharacterization under Q&As-7 and –8 of Section 1.408-8 of the Income Tax Regulations. Also, the “interest” in the Annuity includes the actuarial value of any other benefits provided under the Annuity, such as guaranteed Death Benefits, unless otherwise provided by applicable federal tax law.

6.	Required Distributions – No Designated Beneficiary. If there was no designated beneficiary under the Decedent’s Eligible Retirement Plan, the entire interest in the Beneficiary Roth IRA will be distributed to you (in accordance with applicable federal tax law) by the end of the calendar year containing the fifth anniversary of the Decedent’s death.

7.	Definitions.

a.	Designated Beneficiary – The term “designated beneficiary” means an individual designated by the Decedent as a beneficiary under the Decedent’s Eligible Retirement Plan. This term will be interpreted consistently with Code Section 401(a)(9)(E) and any applicable regulations.

b.	Eligible Designated Beneficiary – The term “eligible designated beneficiary” means, with respect to a Decedent, any designated beneficiary who is —

i.	the surviving spouse of the Decedent,

ii.	subject to paragraph 7(c), a child of the Decedent who has not reached majority (within the meaning of Code Section 401(a)(9)(F)),

iii.	disabled (within the meaning of Code Section 72(m)(7)),

iv.	a chronically ill individual (within the meaning of Code Section 7702B(c)(2), except that the requirements of subparagraph (A)(i) thereof shall be treated as met only if there is a certification that, as of such date, the period of inability described in such subparagraph with respect to the individual is an indefinite one which is reasonably expected to be lengthy in nature), or

v.	an individual not described in any of the preceding clauses of this paragraph 7(b) who is not more than 10 years younger than the individual.

The determination of whether a designated beneficiary is an eligible designated beneficiary shall be made as of the date of death of the Decedent.

c.	Special Rule for Children – Subject to Code Section 401(a)(9)(F), an individual described in paragraph 7(b)(ii) shall cease to be an eligible designated beneficiary as of the date the individual reaches majority and any remainder of the portion of the interest in this Beneficiary Roth IRA to which paragraph 5(b)(i) applies shall be distributed within 10 years after such date.

P-END-ROTHBEN(10/21)	6

8.	Required Distributions to Your Successor(s). If a Successor is eligible to continue receiving distributions from this Beneficiary Roth IRA and elects to do so, a new settlement agreement will be provided to the Successor and this Beneficiary Roth IRA will end. If there is more than one Successor who elects to continue payments, the payments will be transferred to each new settlement agreement in proportion to the Successor’s ownership interest.

9.	Release of Obligations. Payment of any benefits to you (or upon your death, your Successor(s)) will release us from all obligations under the Beneficiary Roth IRA to the extent of the payment. When we make a payment to a trust beneficiary, we will have no obligation to ensure that the payment is applied according to the terms of the trust document.

10.	Surrender. Surrender of this Annuity is permitted. You must send your surrender request In Writing to our Service Office. The amount payable is the then current Surrender Value.

11.	Spousal Continuation. Pursuant to this Endorsement, any Spousal Continuation provision of your Annuity is hereby deleted.

MISCELLANEOUS

1.	Owner Information. The Owner agrees to provide the Issuer with all information necessary to prepare any reports required by law, including but not limited to, federal and state tax reporting and withholding laws.

2.	Annual Reports. We shall furnish annual calendar year reports concerning the status of the Beneficiary Roth IRA and such information concerning Required Distributions as is prescribed by the Commissioner of Internal Revenue.

PRUCO LIFE INSURANCE COMPANY

[___________________________________]

Secretary

P-END-ROTHBEN(10/21)	7